Exhibit 99.1

RIO ALTO PRODUCES A RECORD 59,157 OUNCES OF GOLD IN Q3 2013

For Immediate Release	October 7, 2013

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to announce that its La Arena Gold Mine produced and sold a quarterly record of 59,157 ounces of gold during the three months ended September 30, 2013 (143,940 ounces of gold poured for the nine months ended September 30, 2013 compared to 135,691 ounces planned for the period).

Ore and waste production from the La Arena Gold Mine for the third quarter of 2013 was:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt
Ore mined	4,996,298	0.582	4,072,710	0.561	923,588	0.021
Waste mined	5,595,440		5,467,298		319,967
Ounces poured	59,157		63,022		3,865

Production for the first nine months of 2013 amounted to:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt
Ore mined	10,429,545	0.585	9,681,003	0.508	748,542	0.077
Waste mined	17,833,433		17,601,477		(223,649)
Ounces poured	143,940		135,691		8,249

Gold production exceeded plan for the first three quarters of the year due to better than expected ore grade of 0.585 gpt compared to planned grade of 0.508 gpt. Management reaffirms its production guidance of 190,000 to 210,000 ounces of gold production for calendar 2013.

As part of its 2013 operating strategy, the Company completed the west-wall cutback of the Calaorco Pit which is reflected in the 2013 quarter by quarter decrease in stripping ratio from 2.50 tonnes of waste to one tonne of ore in Q1, to 2.25 in Q2 and 1.12 tonnes of waste to one tonne of ore in Q3. Management continues to optimize mining activities at La Arena and believes that the Company will continue to generate strong positive cash flows.

Permitting for the La Arena Phase II project is underway and a definitive feasibility study for the project is scheduled to be completed in Q2, 2014.

“Excellent progress has been made at La Arena during 2013. Not only have we achieved record quarterly gold production and on track to achieve our production guidance, but we also have been able to come up with a plan to continue high levels of gold production going forward whilst reducing our operating costs. 2013 was always going to be our worst year from a cost perspective because of the west-wall cutback but from the end of 2013 onwards, the project we will see a steady reduction of unit costs. The construction of the electrical substation and connection to the national energy grid is progressing well and on track for operation in Q3 2014. We are also analyzing the possibility of including an in-pit crushing and conveying option for ore and waste in our Phase II project to reduce our dependency on diesel fuel and hence lower operating costs. Other potential improvements to the Phase II project are currently being analyzed which has pushed the completion time for the definitive feasibility study to Q2, 2014.” commented Alex Black, President & CEO.

Rio Alto intends to release its Q3 financial results on November 13, 2013.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning estimated gold production for 2013 and expectations for positive cash flow from operations. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	604.628.1401	Phone:	604.628.1401
Phone:	+511 625 9900	Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com